# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CION Ares Diversified Credit Fund, CIK 0001678124
CUSIP: 17260GA04
Title of class of securities: Series K Mandatory Redeemable Preferred Shares (PPN 17260GA*4)
Address of issuer's principal executive offices: 100 PARK AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 01/15/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-23-179540
Filed by CIK 0000073076

## Reporting persons
- The Northwestern Mutual Life Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); does not affirm membership in a group (box b); sole voting power 6,040,000; shared voting power 0; sole dispositive power 6,040,000; shared dispositive power 0; aggregate amount beneficially owned 6,040,000 (0% of the class)

## Item 1. Issuer
Name of issuer: CION Ares Diversified Credit Fund
Address of issuer's principal executive offices: 800 Corporate Pointe, Suite 300, Culver City, CA 90230

## Item 2. Person Filing
Name of person filing: The Northwestern Mutual Life Insurance Company
Address of principal business office or, if none, residence: 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202
Citizenship: Wisconsin

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 6,040,000 total shares of Series K (PPN 17260GA*4), which encompasses an aggregate amount of the Series F, Series G, Series H, and Series J shares. All of these shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. The filing of this statement should not be construed as an admission that Northwestern Mutual is, for the purposes of Sections 13 or 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.
Percent of class: 16.41%
Sole power to vote or to direct the vote: 6,040,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 6,040,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Northwestern Mutual presently holds 6,040,000 shares of Series K (PPN 17260GA*4)of Issuer's Mandatory Redeemable Preferred Shares for the benefit of its general account. This holding encompasses an aggregate amount of the Series F, Series G, Series H, and Series J shares. All of these shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Northwestern Mutual Life Insurance Company: /s/ Douglas D. Timmer, Douglas D. Timmer (01/17/2025)